an Exploration Stage Company

Consolidated Financial Statements

April 30, 2009 and 2008

REPORT OF MANAGEMENT

To the Shareholders of
MegaWest Energy Corp.

The preparation and presentation of the consolidated financial statements and Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out its responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and consists of a majority of independent, non-management directors.  The Audit Committee meets at least four times a year with management and meets independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Audit Committee charter.  The Audit Committee reviews the consolidated financial statements before they are submitted to the Board of Directors for approval.  The external auditors have free access to the Audit Committee without obtaining prior management approval.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

/s/ R. William Thornton                                         /s/ F. George Orr
R. William Thornton                                                                                                        F. George Orr
President and Chief Executive Officer                                                                                                        Chairman of Audit Committee

August 28, 2009

KPMG LLP
Chartered Accountants                                                      Telephone         (403) 691-8000
2700-205 5 Avenue SW                                                      Telefax              (403) 691-8008
Calgary AB  T2P 4B9                                                          Internet www.kpmg.ca

AUDITORS’ REPORT

To the Shareholders of
MegaWest Energy Corp.

We have audited the consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, accumulated other comprehensive loss and cash flows each of the years in the three-year period ended April 30, 2009 and for the period from exploration stage inception on November 1, 2006 through April 30, 2009. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2009 and 2008 and the result of its operations and cash flows for each of the years in the three-year period ended April 30, 2009 and for the period from exploration stage inception on November 1, 2006 through April 30, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Calgary, Canada
August 28, 2009

MegaWest Energy Corp (an exploration stage company)
Consolidated Balance Sheets
April 30
(in Canadian dollars)	2009	2008

Assets
Current assets
Cash and cash equivalents	$ 1,766,558	$ 5,159,927
Accounts receivable	77,628	243,840
Restricted cash (note 16)	96,338	265,562
Prepaid expenses	284,146	154,118
	2,224,670	5,823,447

Oil and gas assets (note 3)	24,805,102	42,236,315
Administrative assets (note 4)	236,030	303,157
Restricted cash (note 16)	170,555	192,403

	$ 27,436,357	$ 48,555,322

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 112,663	$ 1,687,775

Convertible promissory notes (note 6)	-	1,828,779
Asset retirement obligations (note 8)	1,023,963	295,009
	1,136,626	3,811,563

Shareholders' Equity
Share capital (note 9)	83,597,427	63,849,504
Warrants (note 10)	-	19,935,537
Contributed surplus (note 11)	22,213,833	3,154,744
Equity portion of convertible promissory notes (note 6)	-	120,566
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(78,948,896)	(41,753,959)
	26,299,731	44,743,759
Going concern (note 1)
Commitments and contractual obligations (notes 3, 20 and 23)
Subsequent events (notes 3, 20 and 23)
	$ 27,436,357	$ 48,555,322

See accompanying notes to consolidated financial statements.
Approved by the Board:

/s/ George T. Stapleton, II	/s/ Farid Naghiyev
George T. Stapleton II, Director	Farid Naghiyev, Finance Manager and Controller

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

	Years ended April 30			From Exploration Stage Inception on November 1, 2006 through April 30, 2009

(in Canadian dollars)	2009	2008	2007

Interest income	$ 154,680	$ 712,763	$ 263,125	$ 1,130,566

Expenses
Impairment of oil and gas assets (note 3)	34,260,109	5,891,223	-	40,151,332
General and administrative (note 13)	4,719,210	5,973,395	5,523,694	16,159,178
Financing costs (note 10)	-	2,466,000	-	2,466,000
Loss on marketable securities (note 5)	-	2,094,000	-	2,094,000
Foreign exchange loss (gain)	(1,800,058)	1,935,473	1,548,840	1,684,255
Interest and accretion on promissory notes	24,036	175,743	71,270	271,049
Depreciation and accretion	146,320	79,952	12,373	238,646
	37,349,617	18,615,786	7,156,177	63,064,460

Loss and comprehensive loss for the year	(37,194,937)	(17,903,023)	(6,893,052)	(61,933,894)

Accumulated deficit, beginning of year	(42,316,592)	(18,807,204)	(505,514)	-
Deficit adjustment on related party acquisitions (note 2)	-	(5,848,405)	(11,408,638)	(17,257,042)
Adoption of new accounting standard (note 1 (o))	-	242,040	-	242,040

Accumulated deficit, end of year	$ (79,511,529)	$ (42,316,592)	$ (18,807,204)	$ (78,948,896)

Loss per share
Basic and diluted (note 15)	$ (0.29)	$ (0.23)	$ (0.31)

Weighted average shares outstanding
Basic and diluted	130,358,921	79,413,793	22,102,129

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statement Accumulated Other Comprehensive Loss
	Years ended April 30
(in Canadian dollars)	2009	2008

Accumulated other comprehensive loss, beginning of year	$ -	$ -
Adoption of new accounting standard (note 1)	-	242,040
Marketable securities write-down (note 5)	-	(242,040)

Accumulated other comprehensive loss, end of year	$ -	$ -

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Cash Flows

	Years ended April 30			From Exploration Stage Inception on November 1, 2006 through April 30, 2009

(in Canadian dollars)	2009	2008	2007

Operating activities
Net loss	$ (37,194,937)	$ (17,903,023)	$ (6,893,052)	$ (61,934,254)
Items not involving cash
Impairment of oil and gas assets	34,260,109	5,891,223	-	40,151,332
Stock-based compensation	701,343	1,905,880	3,899,148	6,506,371
Unrealized foreign exchange loss (gain)	(1,559,426)	1,875,923	1,606,317	1,922,814
Interest and accretion on promissory notes	24,036	175,743	71,270	271,049
Depreciation and accretion	146,320	79,952	12,373	238,645
Loss on marketable securities	-	2,094,000	-	2,094,000
Financing costs	-	2,466,000	-	2,466,000
Change in non-cash working capital	(482,516)	(295,445)	879,786	51,394
	(4,105,071)	(3,709,747)	(424,158)	(8,232,648)
Financing activities
Proceeds from private placements, net of share
issue costs	14,839,887	-	38,301,221	53,141,108
Proceeds from stock option and warrant exercises	127,485	321,388	58,500	507,373
Notes payable	-	-	(40,000)	(40,000)
	14,967,372	321,388	38,319,721	53,608,481
Investing activities
Expenditures on oil and gas assets	(15,815,046)	(17,505,081)	(705,762)	(33,684,096)
Expenditures on administrative assets	(42,205)	(241,326)	(131,113)	(414,645)
Acquisitions, net of cash acquired	-	(347,429)	(4,244,360)	(4,591,789)
Marketable securities	-	-	(1,851,960)	(1,851,960)
Change in restricted cash	191,072	(116,715)	(341,250)	(266,893)
Change in non-cash working capital related
to oil and gas assets	(215,122)	(396,788)	341,792	(611,911)
	(15,881,301)	(18,607,339)	(6,932,653)	(41,421,294)

Change in cash and cash equivalents	(5,019,000)	(21,995,698)	30,962,910	3,954,539

Exchange rate fluctuations on cash and cash
equivalents	1,625,631	(2,173,326)	(1,648,100)	(2,195,794)
Cash and cash equivalents, beginning of year	5,159,927	29,328,951	14,141	7,813

Cash and cash equivalents, end of year	$ 1,766,558	$ 5,159,927	$ 29,328,951	$ 1,766,558
See accompanying notes to consolidated financial statements.

   MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp ("MegaWest") was incorporated on February 8, 2000 under the Company Act in the province of British Columbia, Canada as Brockton Capital Corp.  On February 27, 2007 the Company changed its name to MegaWest Energy Corp and on February 12, 2008 it was continued in the province of Alberta, where it is currently registered under the Business Corporations Act (Alberta).

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America.  Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

1.  Significant Accounting Policies:

(a) Exploration Stage and Going Concern:

MegaWest is an exploration stage company that operates unproven heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008, due to low oil prices, the Company suspended all its capital projects, including operations at two Missouri heavy oil projects, pending a recovery in oil prices and financing.

At April 30, 2009 MegaWest had working capital of $2,112,007, including restricted cash of $96,338.

With a subsequent financing raising US$4.2 million (see note 23), MegaWest is in the process of re-starting its Missouri projects.  The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will also require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

While the outcome of these matters cannot be predicted with certainty at this time, these financial statements are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is uncertainty about the use of the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

(b)	Basis of Presentation:

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP").

(c)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following wholly-owned subsidiaries:
MegaWest Energy USA Corp.
MegaWest Energy Texas Corp.
MegaWest Energy Kentucky Corp.
MegaWest Energy Missouri Corp.
MegaWest Energy Kansas Corp.
MegaWest Energy Montana Corp.

All intercompany balances and transactions have been eliminated.

(d)	Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, stock-based compensation and asset retirement obligations.

(e)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(f)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized.  Such costs are capitalized on a country-by-country basis, which to date there is one cost centre, the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers.  Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations.  Properties are considered unproved until they have established commercial production for a sustained period of time.  The unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  The assessment includes consideration of the following factors: land relinquishment; intend to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assessment of proved reserves; and the economic viability of development if reserves are assigned.  When proved reserves are assigned or the property is impaired, the associated costs are added to the costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of oil and gas assets is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market value of unproved properties.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.  Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of oil and gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the market estimated value of unproved properties.  A risk free interest rate would be used to arrive at the net present value of future cash flows.  The carrying value of oil and gas assets in excess of the discounted future cash flows would be recorded as a permanent impairment.

     MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by more than 20 per cent.

(g)	Administrative Assets:

Leasehold improvements, office furniture and equipment are stated at cost.  Depreciation on leasehold improvements, office furniture and equipment is provided on a straight-line basis over five years.

(h)	Asset Retirement Obligations:

The Company recognizes a liability for the estimated fair value of site restoration and abandonment costs when the obligations are legally incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company's credit adjusted risk-free interest rate.  The obligation is recorded as a liability with a corresponding increase in the carrying amount of the oil and gas assets.  The capitalized amount will be depleted on a unit-of-production method.  The liability is increased each period, or accretes, due to the passage of time and a corresponding amount is recorded in the statement of operations as an operating expense.  Revisions to the estimated fair value would result in an adjustment to the liability and the capitalized amount in oil and gas assets.

(i)	Convertible Promissory Notes:

Convertible promissory notes were recorded at the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity.  The liability component was accreted to the face value of the promissory note at maturity on an effective yield basis.  The accretion was charged to the statement of operations as interest expense.

(j)	Foreign Currency Translation:

The Company's subsidiaries are considered financially and operationally integrated.  The Canadian dollar is the Company's functional currency.  As a result, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions.  Revenues and expenses are translated to Canadian dollars at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

(k)	Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer.  Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(l)	Stock-Based Compensation:

The Company accounts for all stock options and warrants granted to employees, directors and certain service providers using the fair value method.  Under this method, compensation expense is recorded with a corresponding credit to contributed surplus.  Stock-based compensation expense for employees is based on the estimated fair value of the related option or warrant at the time of grant and is expensed on a straight-line basis over the vesting period of the option.  Stock-based compensation expense for certain service providers is based on the estimated fair value of the related option or warrant once vested.  At the end of each reporting period, the fair value of each option and warrant not vested is re-calculated and the appropriate amount is expensed in that period.  Compensation expense is adjusted for the estimated amount of forfeitures at the time of issuance.

     MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(m)	Income Taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(n)	Per Share Amounts:

Basic per share amounts are computed by dividing the loss by the weighted average shares outstanding during the reporting period.  Diluted amounts for options and warrants are computed using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of in-the-money options and warrants are used to repurchase shares at the average market price for the period.  The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the weighted average shares outstanding.  Dilutive amounts for convertible promissory notes are determined by using the “as if converted method”.

(o)	New Canadian GAAP Accounting Standards:

On May 1, 2008, MegaWest adopted the following new accounting standards from the Canadian institute of Chartered Accountants ("CICA"):

    (i)          Financial instruments

The Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards resulted in additional disclosures in note 18.
    (ii)          Capital Disclosures

The Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard resulted in additional disclosures in note 19.

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

     MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

On May 1, 2009 the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard is not expected to have an impact on the Company’s financial statements.

In January 2009 the CICA issued Section 1582, Business Combinations, which establishes principles and requirements for the acquisition method for business combinations and related disclosures.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In January 2009 the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statement subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures.  The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments.  The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009.  The amendments are consistent with recent amendments to financial instruments disclosure standards in International Financial Reporting Standards.  The Company will include these additional disclosures in its annual financial statements for the year ending April 30, 2010.

2.  Private Company Acquisitions during the Year Ended April 30, 2007:

The following table summarizes the estimated net assets acquired, liabilities assumed and consideration given as of each acquisition date.

            MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
[
	Deerfield Energy LLC	Kentucky Reserves LLC	Trinity Sands Energy LLC	Deerfield Energy Kansas LLC	Totals

Net Assets Acquired:
Cash	$ 75,330	$ 3,521	$ 166,750	$ -	$ 245,601
Oil and gas assets	47,012	18,633,054	930,014	440,042	20,050,122
Working capital	7,058	-	-	(13,667)	(6,609)
Asset retirement obligations	-	-	-	(160,376)	(160,376)
	$ 129,400	$ 18,636,575	$ 1,096,764	$ 265,999	$ 20,128,738
Consideration Given:
Shares
Common shares	-	5,000,000	-	250,000	5,250,000
Exchange shares (note 7)	-	-	95,000	-	95,000
Warrants	-	-	-	-	-
Incentive warrants	-	9,000,000	-	-	9,000,000

Value of common shares	$ -	$ 5,772,500	$ -	$ 290,325	$ 6,062,825
Value of exchange shares	-	-	9,660,497	-	9,660,497
Value of warrants	-	-	-	-	-
Value of incentive warrants	-	9,372,231	-	-	9,372,231
Cash	579,050	3,412,500	227,500	-	4,219,050
Note payable assumed	-	-	1,361,085	591,250	1,952,335
Expenses	162,638	79,344	22,018	6,438	270,438
	741,688	18,636,575	11,271,100	888,013	31,537,376
Deficit adjustment on
related party acquisitions	(612,288)	-	(10,174,336)	(622,014)	(11,408,638)

	$ 129,400	$ 18,636,575	$ 1,096,764	$ 265,999	$ 20,128,738
Contingent Consideration:
Shares
Number	4,750,000	-	-	-	4,750,000
Value	$ 5,500,975	$ -	$ -	$ -	$ 5,500,975
Cash	347,430	-	-	-	347,430
	$ 5,848,405	$ -	$ -	$ -	$ 5,848,405

(a)	Deerfield Energy LLC ("Deerfield Missouri"):

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Missouri in exchange for $926,480 cash, plus a $144,700 change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company.  Of the total consideration, $579,050 cash and the change in control fee was paid on the closing date, the remaining consideration was contingent upon meeting the terms of an escrow agreement.  The Company met the terms of the escrow agreement in October 2007 and as a result, the cash and shares held in escrow were released and the remaining consideration of $5,848,405 attributable to the acquisition has been recorded as a deficit adjustment (due to the related party nature of the transaction), with a corresponding credit to cash and share capital.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Deerfield Missouri, an exploration stage oil and gas company, was party to oil development agreements on 7,620 unproved acres and also holds all of the issued and outstanding shares of Deerfield Kansas.

The oil and gas assets of Deerfield Missouri of $47,012 form part of our Missouri Project.

(b)	Kentucky Reserves LLC ("Kentucky Reserves"):

On April 2, 2007 MegaWest acquired 100 percent of the membership units of Kentucky Reserves in exchange for $3,412,500 cash and 5,000,000 common shares of the Company.  The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Kentucky Reserves, an exploration stage oil and gas company, owned a 62.5 percent working interest in shallow tar sands rights plus an additional 37.5 percent interest in deep rights of 27,009 unproved acres of oil and gas leases in Kentucky.

Included in the cost of acquisition is $9,372,231 for 9,000,000 incentive warrants which vested on the acquisition of Kentucky Reserves (see note 10).  The fair value of the warrants was estimated to be $1.04 per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 5.10 percent and expected term of 0.5 years.

The oil and gas assets of Kentucky Reserves of $18,633,054 form part of our Kentucky Project.

(c)	Trinity Sands Energy LLC ("Trinity"):

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 cash, the assumption of a $1,361,085 note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company (note 7).  The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date.  Trinity was an exploration stage oil and gas company that had a 50 percent working interest in 14,948 unproved acres of oil and gas leases in Texas, and was party to an earn-in agreement whereby its working interest may be increased to 66.67 and could earn a 66.67 percent working interest in an additional 13,385 unproved acres of oil and gas leases.

The oil and gas assets of Trinity of $930,014 form part of our Texas Project.

(d)       Assets of Deerfield Energy Kansas LLC ("Deerfield Kansas"):

On March 26, 2007 MegaWest acquired the net assets of Deerfield Kansas in exchange for 250,000 common shares of MegaWest and the assumption of a $591,250 note payable to a third party.  The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Deerfield Kansas, an exploration stage oil and gas company, owned certain oil and gas equipment and held 100 percent working interest in 392 unproved acres of oil and gas leases in Kansas.

 The oil and gas assets of Deerfield Kansas of $440,042 form part of our Kansas Project.

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity were considered related party transactions, since at the respective acquisition dates the President and Chief Executive Officer of the Company, was also the Chief Executive Officer and a unitholder of Trinity (47.37% of issued and outstanding units) and the Chief Operating Officer and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.  As a result, the Chief Executive Officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) 753,350 common shares and $291,702 cash from Deerfield Missouri, including a change in control fee, and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA, that were converted into 4,500,000 common shares and $107,763 cash of the consideration issued to Trinity.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
3.  Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance , April 30, 2006	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Acquisitions (note 2)	47,012	18,633,054	-	930,014	440,042	-	20,050,122
Additions	44,269	140,329	-	91,283	421,859	8,493	706,233
Balance, April 30, 2007	91,281	18,773,383	-	1,021,297	861,901	8,493	20,756,355
Acquisitions (note 3 (c))	-	-	9,690,527	-	-	-	9,690,527
Additions	6,491,989	2,967,078	211,008	5,169,926	2,814,489	767,081	18,421,571
Impairment	-	-	-	(5,891,223)	-	-	(5,891,223)
Pre-commercial oil sales, net	-	-	-	-	(740,915)	-	(740,915)
Balance, April 30, 2008	6,583,270	21,740,461	9,901,535	300,000	2,935,475	775,574	42,236,315
Additions	11,687,925	1,978,998	1,546,772	661,692	395,522	1,048,636	17,319,545
Impairment	-	(20,503,054)	(9,928,428)	(661,692)	(3,166,935)	-	(34,260,109)
Pre-commercial oil sales, net	(426,567)	-	-	-	(64,082)	-	(490,649)
Balance, April 30, 2009	$ 17,844,628	$ 3,216,405	$ 1,519,879	$ 300,000	$ 99,980	$ 1,824,210	$ 24,805,102

(a)   Missouri

The Company has a 100 percent working interest in approximately 38,119 unproved net acres of oil and gas leases.  Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

To date, the projects have operated in a pre-commercial stage, and a total of $426,567 of oil sales, net of royalties, have been recorded against the costs.

In December 2008 the Company suspended its operations in Missouri; however, with the subsequent financing (see note 23), the Company is in the process of re-starting its Marmaton River and Grassy Creek projects.

(b)   Kentucky

The Company has a 37.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights in certain oil and gas leases totaling approximately 29,000 unproved net acres.

As part of the acquisition of the Kentucky area, MegaWest was obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest did not complete this work program or re-negotiate the obligation, the Company was obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To April 30, 2009, MegaWest had spent $4.9 million of this commitment.  Pursuant to a subsequent amending agreement, the work program obligations and the penalty payment provisions were terminated.  In return, MegaWest reduced its working interest in the shallow rights from 62.5% to 37.5%, transferred operatorship of the leases and prepaid the next 24 months lease rentals.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
The New Albany Shale underlies a large portion of the Company’s acreage position in Kentucky. 4,343 net mineral acres of the Company’s leases have been farmed out for drilling and testing of New Albany Shale gas potential with the Company retaining a 34.75% working interest.  In September 2008, two wells were drilled and logged and it is expected that the operator will proceed with plans to fracture and rate test these wells in calendar 2009.  In May 2009 MegaWest’s interest in these leases was transferred to the operator of the wells in exchange for the refund of the Company’s working interest share of drilling, completing and logging costs of the wells.

At April 30, 2009 the Company recorded an impairment charge on the Kentucky property of $20,503,054 (2008 - nil).  The impairment was recorded based on the implied valuation implicit in the amending agreement and the expected lack of capital available for this project in the near term.  The remaining costs of $3,216,405 represent the Company’s estimate of the fair value of the leases.

(c)        Montana

On October 24, 2007 MegaWest completed the acquisition of a 40 percent working interest in two prospects in Montana totaling 37,400 unproved acres.  The cost of the acquisition of $9,690,527 was comprised of:

Cash	$309,034
Common shares (500,000)	486,250
Warrants (250,000 exercisable at U.S.$2.50 per warrant)	45,707
Incentive warrants (10,000,000, exercisable at U.S. $0.10)	8,810,850
Expenses	38,686
Total cost	$9,690,527

MegaWest and its working interest partner have established a two year term regional area of mutual interest (“AMI”) covering approximately 1,000,000 acres. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner.  MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of any wells, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share.

The amounts assigned to the common shares and warrants were based on their fair values on the issue date. The fair value of common shares was based on the cash consideration received for the most recent private placements of shares.  The $45,707 fair value of the warrants was determined by using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.5 years.  The incentive warrants were issued in December 2006 to provide additional prospects for MegaWest and the acquisition triggered the vesting of 10,000,000 of these incentive warrants.  The $8,810,850 fair value of the incentive warrants on issuance was determined by using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.3 years.

During the year ended April 30, 2009 the Company recorded an impairment charge of $9,928,428 on the Montana project.  The impairment was recorded as the Company has no plans in the near term to continue exploration on the lands because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by lease sales in the area and related seismic.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
(d)        Texas

The Company is a partner in the Trinity Sands Project covering 34,000 unproved net acres in Texas.  Pursuant to earn-in agreements, MegaWest may earn up to a 66.67 percent working interest in all leased acreage.  Currently, MegaWest has earned a 50 percent working interest in 20,050 net acres and 25 percent working interest in the remaining 13,950 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

During the year ended April 30, 2008 the Company recorded an impairment charge of $5,891,223 on the Texas costs.  During fiscal 2009 the Company recorded an additional impairment of $661,692.  The remaining costs represent management’s estimate of the fair value of all oil and gas leases.  The fair value was determined based on recent lease sales in the area.

(e)   Kansas

Costs relate to the Chetopa project, a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The costs accumulated in the project include certain oil and gas facilities, equipment, steam injection and oil production wells, a 100 percent interest in two oil and gas leases covering 385 net acres, pre-commercial operating expenses and oil sales.

To date, the project has operated in a pre-commercial stage, and a total of $804,997 of oil sales, net of royalties, have been recorded against the costs.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues.  As at April 30, 2009 no amount of net revenue interest has been earned.

The Company recorded an impairment charge against its costs on the Kansas unproven property of $3,166,935 at April 30, 2009.  The remaining costs represent the estimated salvage value of the equipment. The impairment was recorded as the Company has no near-tern plans to proceed with the project because of the lack of capital.

(f)   Other

Other costs consist primarily of seven used steam generators and related equipment that will be assigned to future projects.

During fiscal 2009 the Company capitalized $1,193,402 (2008 - $1,061,353) of general and administrative costs and $350,841 (2008 – $360,880) of capitalized stock-based compensation costs, which have been included as part of the projects additions.

      MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

4.  Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

		Accumulated Depreciation	Net book Value
	Cost
Balance, April 30, 2007	$ 131,113	$ 2,372	$ 128,741
Additions	241,326	66,910	174,416
Balance, April 30, 2008	372,439	69,282	303,157
Additions	42,205	109,332	(67,127)
Balance, April 30, 2009	$ 414,644	$ 178,614	$ 236,030

5. Marketable Securities:

In January 2007 the Company acquired common shares of Energy Finders Inc., at the time representing approximately nine percent of its issued and outstanding share capital.  The Company wrote-off its investment of $2,094,000 in fiscal 2008.

6.  Convertible Promissory Notes:

In December 2006 MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with two acquisitions (see note 2).  As part of the assumption, the Company agreed to pay interest at six percent and the outstanding interest and principal were convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008.   The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and was classified as equity.  The fair value was estimated at $0.02 per share using the Black-Scholes option pricing model.

On June 20, 2008 the promissory notes and accrued interest were converted into 7,412,559 common shares.  On conversion, the liability and equity portions of the promissory notes totaling $2,003,541, were transferred to share capital.

7.  Exchange Shares:

As part of the consideration given to acquire Trinity Sands (see note 2 (c)), MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA.  Each class B exchange share was convertible into 100 MegaWest shares (9,500,000 common shares of MegaWest could be issued).  The holders of these MegaWest USA shares had the right to exchange, or receive a cash payment of U.S. $10.00 per exchange share until July 31, 2008.  The cash redemption value of the exchange shares of $1,061,055 was recorded as a liability.  The estimated fair value of the conversion feature of $8,599,442 was classified as equity.  The fair value per exchange share was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.09 percent and expected term of fifteen months.

In February 2008 the class B exchange shares were converted into 9,500,000 common shares of MegaWest.  On conversion, the liability and equity portions of the exchange shares were transferred to share capital.

8.  Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At April 30, 2009 the Company estimated the present value of its asset retirement obligations to be $1,023,963, based on a future undiscounted liability of $1,375,150.  These costs are expected to be incurred within two to fifteen years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Amount
Balance, April 30, 2007	$ 154,244
Liabilities incurred during the year	141,881
Accretion	13,042
Change in foreign exchange rate	(14,158)
Balance, April 30, 2008	295,009
Liabilities incurred during the year	620,631
Accretion	36,988
Change in foreign exchange rate	71,335
Balance, April 30, 2009	$ 1,023,963

9.  Share Capital

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

     MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

Issued common shares:

	Number of Common Shares	Amount
Outstanding, April 30, 2006	6,337,500	$ 207,342
Shares issued on private placement	23,500,000	2,707,168
Shares issued on debt settlement	600,000	165,700
Shares issued on private placement, net of $283,000 ascribed to warrants	8,425,000	4,709,234
Shares issued on private placement, net of $3,446,000 ascribed to warrants	27,448,550	28,669,870
Shares issue costs related to private placements	-	(1,882,451)
Shares issued for Kentucky property (note 2 (b))	5,000,000	5,772,500
Shares issued for Kansas property (note 2 (d))	250,000	290,325
Shares issued for services (i)	375,000	434,900
Shares issued on stock option exercise, including $35,000 transfer from
contributed surplus	500,000	93,500
Outstanding, April 30, 2007	72,436,050	41,168,088
Shares issued for services (i)	375,000	394,900
Shares issued for Montana property (note 3 (c))	500,000	486,250
Shares issued for Missouri property (note 2(a))	4,750,000	5,500,975
Shares issued on conversion of exchange shares (note 7)	9,500,000	9,556,567
Shares issued on exercise of 1,025,000 stock options, including
$195,714 transfer from contributed surplus	844,593	246,634
Shares issued on exercise of 6,925,000 warrants, including $6,189,622
transfer from warrants and $36,000 from contributed surplus for unit rights	6,726,023	6,496,090
Outstanding, April 30, 2008	95,131,666	63,849,504
Shares issued on private placement (ii)	26,750,000	15,907,637
Share issue costs related to private placement (ii)		(1,067,750)
Shares issued for services (iii)	2,065,000	1,060,614
Shares issued on conversion of promissory notes (iv)	7,412,559	2,003,541
Shares issued for Montana Devils Basin property (note 3(c))	100,000	42,378
Shares issued on exercise of 1,900,000 warrants, including $1,674,018
transfered from warrants (v)	1,785,247	1,801,503
Outstanding, April 30, 2009	133,244,472	$ 83,597,427

(i)
In March 2007 the Company entered into an agreement with a consultant to provide advisory services.  The consideration for the advisory services was 750,000 common shares of the Company, of which 375,000 were issued during the period ended April 30, 2007 and 375,000 were issued during the year ended April 30, 2008.  The value of the common shares was based on the cash consideration received for private placements of shares around the issuance date.

(ii)	On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of U.S.$16,050,000.

MegaWest Energy Corp. (an exploration stage company) Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

(iii)
During fiscal 2009 the Company issued 740,000 shares at a fair value of $254,614 as compensation for consulting services and 1,325,000 shares to employees for performance bonuses issued at a fair market value of $806,000.  The performance bonuses were accrued at April 30, 2008.

(iv)	On June 20, 2008, MegaWest issued 7,412,559 common shares on the conversion of the convertible promissory notes (see note 6).

(v)	During fiscal 2009 the Company also issued 585,247 common shares on the cashless exercise of 700,000 warrants and 1,200,000 common shares on the cash exercise of warrants.

10.  Warrants:

Each of the Company’s warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the years ended April 30, 2009, 2008 and 2007:

	Number of Warrants	Amount
Incentive warrants issued (i)	19,500,000	$ -
Incentive warrants (9,000,000) vested on Kentucky acquisition (i)	-	9,372,231
Consulting warrants issued (iii)	6,000,000	1,600,800
Granted in January 2007 private placement (ii)	4,212,500	283,000
Granted in March 2007 private placement (ii)	14,380,123	3,446,000
Outstanding, April 30, 2007	44,092,623	14,702,031
Incentive warrants (10,000,000) vested on Montana acquisition (i)	-	8,810,850
Extension of warrant term (i)	-	55,571
Extension of warrant term (ii)	-	2,466,000
Warrants issued for Montana property (iv)	250,000	45,707
Incentive warrants exercised, transfer to share capital	(6,925,000)	(6,189,622)
Warrants issued on exercise of unit rights	90,000	45,000
Outstanding, April 30, 2008	37,507,623	19,935,537
Incentive warrants exercised, transfer to share capital (i)	(1,900,000)	(1,674,018)
Expiry of January 2007 private placement warrants (ii)	(4,302,500)	(895,906)
Expiry of March 2007 private placement warrants (ii)	(14,380,123)	(5,344,094)
Expiry of incentive warrants (i)	(10,675,000)	(10,375,012)
Expiry of consulting warrants (iii)	(6,000,000)	(1,600,800)
Expiry of warrants issued on Montana acquisition (iv)	(250,000)	(45,707)
Outstanding, April 30, 2009	-	$ -

(i)
The incentive warrants were issued in an effort to secure additional oil and gas prospects. The warrants allowed the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share.  The warrants were to expire December 20, 2007; however, the Company extended the term of the warrants to January 15, 2009.  The estimated incremental fair value of the warrant extension of $55,571 recorded was determined using the Black-Scholes option pricing model.

        MegaWest Energy Corp. (an exploration stage company)

Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

In April 2007, 9,000,000 warrants vested on the Kentucky Reserves acquisition (note 2), and in October 2007, 10,000,000 warrants vested on the Montana acquisition (note 3).  The remaining 500,000 warrants expired without vesting on January 15, 2009.

These warrants allowed the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share until January 15, 2009.  These incentive warrants had a cashless exercise feature.

(ii)
The private placement warrants were issued in conjunction with the private placements completed in January and March 2007.  The warrants were to expire on January 5 and March 1, 2008, respectively. On December 14, 2007 the Company extended the term of these warrants to July 5 and August 28, 2008, respectively and as a result, recorded a financing cost in the amount of $2,466,000.  The estimated incremental fair value of the warrant extension was determined using the Black-Scholes option pricing model.  On July 5, 2008, 4,302,500 private placement warrants expired unexercised and $895,906 was transferred from warrants to contributed surplus.  On August 28, 2008, 14,380,123 private placement warrants expired unexercised and $5,344,094 was transferred from warrants to contributed surplus.

(iii)
The consulting warrants were issued to various investor relations and other contractors.  The consulting warrants had an exercise price of $0.50 per share, vested on grant date, expired on January 5, 2009 and had a cashless exercise feature.  The consulting warrants expired unexercised and $1,600,800 was transferred from warrants to contributed surplus.

(iv)	The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007. The warrants expired on April 24, 2009 and $45,707 was transferred to contributed surplus.

11.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the years ended April 30, 2009, 2008 and 2007:

Amount
Balance, April 30, 2006	$ 168,750
Shares and warrants as issue costs from March 2007 private placement	368,400
Stock-based compensation expense	1,863,448
Transfer to share capital on exercise of 500,000 stock options	(35,000)
Balance, April 30, 2007	2,365,598
Stock-based compensation expense	1,065,860
Transfer to share capital on exercise of 1,025,000 stock options	(195,714)
Transfer to share capital on exercise of 180,000 unit rights	(36,000)
Transfer to warrants on exercise of 180,000 unit rights	(45,000)
Balance, April 30, 2008	3,154,744
Stock-based compensation expense	797,570
Transfer from warrants on expiry of 4,302,500 warrants	895,906
Transfer from warrants on expiry of 14,380,123 warrants	5,344,094
Transfer from incentive warrants on expiry of 10,675,000 warrants	10,375,012
Transfer from consulting warrants on expiry of 6,000,000 warrants	1,600,800
Transfer from Montana acquisition warrants on expiry of 250,000 warrants	45,707
Balance, April 30, 2009	$ 22,213,833

     MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

12.  Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20 percent of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2006	302,500	U.S. $0.15
Expired	(302,500)	0.15
Granted	10,169,000	0.59
Exercised	(500,000)	0.10
Outstanding, April 30, 2007	9,669,000	U.S. $0.62
Expired	(114,000)	0.67
Forfeited	(450,000)	0.67
Granted	1,570,000	1.65
Exercised	(1,025,000)	0.24
Outstanding, April 30, 2008	9,650,000	U.S. $0.81
Granted	6,473,000	0.27
Forfeited	(4,101,000)	0.53
Cancelled	(4,543,500)	0.89
Outstanding, April 30, 2009	7,478,500	U.S. $0.41

On May 26, 2008 the Company granted 2,379,500 stock options to certain employees and directors with a four year term at exercise prices ranging from U.S$0.42 to U.S.$0.62 per share.

On June 5, 2008 the Company’s board of directors amended and restated the stock option plans to allow the issue of other equity instruments, including stock appreciation rights.  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is ten percent of the issued and outstanding common shares and to date, only stock options remain outstanding under the option plans.

On November 4, 2008 MegaWest cancelled 4,543,500 outstanding stock options held by employees and consultants that had a weighted average exercise price of U.S.$0.89 per share and reissued 4,093,500 new stock options to the employees.  The exercise price of the new stock options is US$0.15 per share, the 30-day average trading price of MegaWest common shares.  The modification resulted in an incremental fair value of $180,760, which will be expensed over the modified vesting period.

During fiscal 2009 the departure of certain employees of the Company resulted in the forfeiture of 4,101,000 options and the reversal of $293,751 of stock based compensation relating to the unvested portion of the forfeited stock options.

For the year ended April 30, 2009, the Company recorded $797,570 (2008 - $1,065,860; 2007- $1,863,448) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.

The following table summarizes information about the options outstanding and exercisable at April 30, 2009:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
U.S.$0.10 - $0.15	2,929,500	2.5 years	U.S. $0.14	500,000	U.S. $0.10
U.S.$0.42 - $0.62	3,899,000	1.9 years	U.S. $0.49	3,438,750	U.S. $0.50
U.S.$1.00 - $1.57	650,000	2.8 years	U.S. $1.13	600,000	U.S. $1.10
	7,478,500	2.2 years	U.S. $0.41	4,538,750	U.S. $0.53

The fair value of the options granted was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Average fair value of options granted, per option	$ 0.42	$ 0.37	$ 0.41
Expected volatility	83%	80%	80%
Risk-free interest rate	3.98	4.58	5.04
Expected lives	4 years	4 years	4 years
Forfeiture	20%	20%	20%

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

13.  General and Administrative Expenses:

General and administrative expenses for the years ended April 30, 2009, 2008, 2007 and from exploration stage inception on November 1, 2006 to April 30, 2009 are as follows:

				From Exploration Stage Inception on November 1, 2006 through April 30, 2009

	2009	2008	2007
Stock-based compensation:
Stock options	$ 797,570	$ 1,065,860	$ 1,863,448	$ 3,726,878
Shares issued for services	254,614	1,200,900	434,900	1,890,414
Consulting warrants	-	-	1,600,800	1,600,800
Less: capitalized portion	(350,841)	(360,880)	-	(711,721)
	701,343	1,905,880	3,899,148	6,506,371

Salaries and benefits	2,947,852	2,703,669	1,171,885	6,823,406
Professional fees	502,712	720,248	229,111	1,452,071
Investor relations	216,142	627,091	100,097	943,330
Office and operations	1,300,594	936,734	272,952	2,453,159
Information technology	243,969	141,126	27,101	412,196
Less: capitalized portion	(1,193,402)	(1,061,353)	(176,600)	(2,431,355)
	4,017,867	4,067,515	1,624,546	9,652,807

	$ 4,719,210	$ 5,973,395	$ 5,523,694	$ 16,159,178

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
14.  Income Taxes:

Income tax recoveries differ from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2009	2008	2007

Loss for the year	$ (37,194,937)	$ (17,903,023)	$ (6,893,052)

Statutory tax rate	29.0%	32.7%	34.5%

Expected income tax recovery	(10,786,532)	(5,854,289)	(2,378,103)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	203,389	623,223	1,345,200
Effect of changes in tax rates	(2,069,063)	983,980
Non-deductible financing cost	-	806,382	-
Effect of U.S. operations	(3,803,247)	-	-
Other non-deductible expenses	17,682	129,904	-
Change in valuation allowance	16,437,771	3,310,800	1,032,903
	$ -	$ -	$ -

The components of the April 30 net future income tax asset (liability), after applying corporate income tax rates, are as follows:

	2009	2008
Net future income tax asset:
Oil and gas and administrative assets	$ 7,034,557	$ 14,009,000
Operating losses	25,657,865	1,493,000
Share issue costs	87,354	363,000
Unrealized loss on marketable securities	554,910	554,900
Unrealized foreign exchange loss	459,885	936,900
	33,794,571	17,356,800
Less: valuation allowance	(33,794,571)	(17,356,800)
	$ -	$ -

The Company has accumulated operating losses which expire over the following years:

2009	$ 48,900
2010	60,100
2011	157,200
2012	74,800
2013	118,400
Thereafter	75,640,000
Total	$ 76,099,400

      MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

15.  Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of stock options, warrants and convertible promissory notes are anti-dilutive.

16.  Supplemental Cash Flow Information:
[Miss
				From Exploration Stage Inception on November 1, 2006 through April 30, 2009

	2009	2008	2007

Non-Cash investing activities
Common shares issued for properties	$ 42,378	$ 5,987,225	$ 6,062,825	$ 12,092,428
Exchange shares issued for properties	-	-	9,660,497	9,660,497
Warrants granted for properties	-	45,707	-	45,707
Incentive warrants vested on property acquisition	-	8,810,850	9,372,231	18,183,081
Capitalized stock-based compensation	350,841	360,880	-	711,721

Non-Cash financing activities
Common shares issued on debt settlement	-	-	165,700	165,700
Common shares issued on cashless exercise of
options and warrants	1,690,107	6,421,337	35,000	8,146,444
Common shares issued for services	1,060,614	394,900	434,900	1,890,414
Common shares issued on conversion of exchange shares	-	9,556,567	-	9,556,567
Common shares issued on conversion of promissory notes	2,003,541	-	-	-

Cash interest paid (received)	(154,680)	712,763	263,125	(1,130,568)
Cash taxes paid	-	-	-	-

	April 30, 2009	April 30, 2008	April 30, 2007

Components of cash, cash equivalents and restricted cash
Cash and cash equivalents	$ 1,766,558	$ 5,159,927	$ 29,328,951
Restricted cash:
Current	96,338	265,562	-
Long-term	170,555	192,403	341,250
	266,893	457,965	341,250

	$ 2,033,451	$ 5,617,892	$ 29,670,201

Total restricted cash of $266,893 consists of $40,786 (short-term) of deposits made to secure a letter of credit, deposits of $55,552 (short-term) with the Company’s bank as security for corporate credit cards, and $170,555 (long-term) of deposits with authorities for the abandonment and reclamation of oil and gas wells.

     MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
17.  Related Party Transactions:

All related party transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

Except as disclosed elsewhere in these financial statements, the Company incurred the following related party transactions during the years ended April 30, 2009, 2008 and 2007.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  For the years ended April 30, 2009, 2008 and 2007 the Company paid $13,145, $211,474 and $75,000, respectively for these services.  This contract, which expired in November 2008, has not been extended.

During the year ended April 30, 2009 Company paid $116,416 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

During the year ended April 30, 2007, the Company incurred $87,608 in general and administrative costs to entities controlled by former directors.

18.  Financial Instruments:

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.

A one percent change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $20,000 change in the net loss in 2009.

There are no exchange rate contracts in place.

Fair Value

At April 30, 2009, the fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

19.  Capital Management

The Company’s objective is to have a sufficient working capital to maintain financial flexibility and to sustain the future development of the business.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess its financial strength, the Company continually monitors its working capital, which is calculated as follows:

	As at April 30, 2009	As at April 30, 2008	As at April 30, 2007
Current assets	$ 2,224,670	$ 5,823,447	$ 29,454,541
Current liabilities	112,663	1,687,775	1,301,640
Working capital	$ 2,112,007	$ 4,135,672	$ 28,152,901

The Company monitors its forecasted working capital on a monthly basis.  The Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions.  The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.  There were no changes to the Company’s approach to capital management during the year.

20.  Commitments and Contractual Obligations:

Except as noted elsewhere in these financial statements, the Company has the following commitments and contractual obligations:

(a)  Office and Equipment Leases:

Subsequent to April 30, 2009, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

(a) Office and Equipment Leases:
2010	$ 316,771
2011	458,766
2012	448,314
2013	447,714
2014	167,674
Thereafter	-
Total	$ 1,839,239

 (b)   Severance Obligations:

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

21.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

	Year ended April 30, 2009
	Canada	USA	Consolidated
Interest income	$ 135,630	$ 19,050	$ 154,680
Expenses	2,277,564	35,072,053	37,349,617
Loss and comprehensive loss for the period	(2,141,934)	(35,053,003)	(37,194,937)

Oil and gas assets	1,824,210	22,980,892	24,805,102
Administrative assets	224,890	11,140	236,030

Oil and gas asset additions	-	(17,431,213)	(17,431,213)
Administrative asset additions	31,065	11,140	42,205

	Year ended April 30, 2008
	Canada	USA	Consolidated
Interest income	$ 712,763	$ -	$ 712,763
Expenses	12,648,856	5,966,930	18,615,786
Loss and comprehensive loss for the period	(11,936,093)	(5,966,930)	(17,903,023)

Oil and gas assets	775,574	41,460,741	42,236,315
Administrative assets	303,157	-	303,157

Oil and gas asset additions	767,081	26,604,102	27,371,183
Administrative asset additions	241,326	-	241,326

	Year ended April 30, 2007
	Canada	USA	Consolidated
Interest income	$ 263,125	$ -	$ 263,125
Expenses	7,143,168	13,009	7,156,177
Loss and comprehensive loss for the period	(6,880,043)	(13,009)	(6,893,052)

Oil and gas assets	8,493	20,747,862	20,756,355
Administrative assets	128,741	-	128,741

Oil and gas asset additions	8,493	20,747,862	20,756,355
Administrative asset additions	131,113	-	131,113

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)

22. Comparative Figures:

Certain comparative figures have been reclassified to conform to current period presentation.

23. Subsequent Events

Except as noted elsewhere in these financial statements, the Company had the following subsequent event.

The Company signed agreements with investors (the “Investors”) led by Iroquois Capital Opportunity Fund, L.P., (“ICO Fund”) as the lead investor and with Mega Partners 1, LLC (“MP1”) of which ICO Fund is a member, the significant terms of which are as follows:

•
The Company sold a 10% working interest in 15,313 acres of the Missouri oil and gas property (located in Missouri and Kansas), including the Grassy Creek and Marmaton River projects, (the “Deerfield Area”) for US$2,000,000 to MP1.

•
MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

•
The Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

•
In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
Until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

       MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2009, 2008 and 2007
(in Canadian dollars unless otherwise indicated)
•
The agreement includes anti-dilution provisions including: 1) the sale of certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or B Preferred Shares would result in the adjustment of the conversion price to this lower price; and 2) the conversion price of the Series A or B Preferred shares will be adjusted proportionately to take account of any dividends on common stock, stock splits or consolidations, or reclassification of common stock.

•
The Company is prohibited from pledging its properties under certain circumstances and the Company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the Investors so long as the Series A or B Preferred Shares are outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the Investors while either the Series A or B Preferred Shares are outstanding.  These negative pledges do not pertain to the Series B Preferred Shares unless Series B Preferred Shares having a face value of more than US$1,400,000 have been issued.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP 1, LLC will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP 1, LLC will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

•
While Series A Preferred Shares are outstanding, the Series A Preferred shareholders have the right to nominate one director to the Board of Directors.  Should Series B Preferred Shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the Board of Directors of the Company.

•
With respect to each of the Series A and B Preferred Shares, certain default provisions related to material events result in the dividend rate increasing to 15% payable in cash during the event of default.

•	Until August 28, 2010, ICO Fund has a right of first refusal with respect to certain debt or equity financings.

•
The Company has agreed to pay US$75,000 of ICO Fund’s legal fees and to engage Iromad LLC (a technology consulting firm recommended by ICO Fund) for a minimum of six months at a cost not to exceed US$20,000 per month with an option for this contract to be extended.